VIA EDGAR

June 21, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kasey Robinson
Jeffrey Gabor

Re:	Monte Rosa Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-256773

Requested Date: June 23, 2021
Requested Time: 4:00 p.m. Eastern Time

Dear Ms. Robinson and Mr. Gabor:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Sandler & Co., as representatives of the several underwriters, hereby join Monte Rosa Therapeutics, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-256773) (the “Registration Statement”) to become effective on June 23, 2021, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,
J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley Title: Head of Syndicate, Equity Capital Markets

[Signature Page to Acceleration Request]